SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 3)

Boise Inc.
(formerly known as Aldabra 2 Acquisition Corp.)
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

01408A202 (Common Stock)
(CUSIP Number)

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10019
Attn: Philip Weingold
212-715-9100
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 4, 2011
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

(Continued on following pages)

1)      NAME OF REPORTING PERSON
       Nathan Leight
 ______________________________________________________________________________________________
2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) ☐ (b) ☐
_______________________________________________________________________________________________
3)SEC USE ONLY
_______________________________________________________________________________________________
4)SOURCE OF FUNDS
       PF, OO
_______________________________________________________________________________________________
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                    ☐
_______________________________________________________________________________________________
6)CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
_______________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                             3,712,562*
SHARES                                     ________________________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                               0
EACH                                           ________________________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                                     3,712,562*
WITH                                           ________________________________________________________________________
10)           SHARED DISPOSITIVE POWER
      0
_______________________________________________________________________________________________
11)        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,712,562*
_______________________________________________________________________________________________
12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
__________________________________________________________________________
13)         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.06%
__________________________________________________________________________
14)  TYPE OF REPORTING PERSON
      IN
__________________________________________________________________________

*Excludes 1,724,944 shares of Common Stock held by Elizabeth Leight TTEE U/A DTD 4/13/1998 Leight Family 1998 Irrevocable Trust of which the reporting person’s wife is a trustee and as to which the reporting person disclaims beneficial ownership.

Item 1.                      Security and Issuer.

This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on December 29, 2009 by and on behalf of Nathan Leight with respect to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Boise Inc. (formerly known as Aldabra 2 Acquisition Corp.), a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 1111 W. Jefferson Street, Boise, Idaho 83728.

Item 4.                      Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 15, 2010 and March 15, 2011, Mr. Leight received awards of 18,315 and 11,696 shares, respectively, of Common Stock under the Boise Inc. Incentive and Performance Plan.  Mr. Leight paid no consideration for such shares.

On December 20, 2010, Mr. Leight disposed of 36,000 shares of Common Stock as a gift.

As reported in the Company’s Current Report on Form 8-K filed on May 5, 2011, at the close of business on May 4, 2011, the holders of the Company’s public warrants had exercised 37,832,046 of the outstanding public warrants, and the holders of the Company’s insider (cashless) warrants had exercised all of the 2,315,000 outstanding insider warrants. As a result, the Company issued 38,267,581 additional common shares, which brought the Company’s total issued and outstanding stock as of May 4, 2011, to 121,390,461 shares.  Of such warrants, Mr. Leight exercised 1,500,000 insider warrants and received 285,104 shares of Common Stock, and Mr. Leight also exercised 2,900 public warrants and received 2,900 shares of Common Stock.

Item 5.                     Interest in Securities of the Issuer.

Item is hereby amended and restated in its entirety as follows:

(a)  As a result of the transactions described in Item 4 above, as amended, Mr. Leight may be deemed to beneficially own an aggregate of 3,712,562 shares of Common Stock, or 3.06% of the outstanding Common Stock.  Mr. Leight disclaims beneficial ownership of 1,724,944 shares of Common Stock held by Elizabeth Leight TTEE U/A DTD 4/13/1998 Leight Family 1998 Irrevocable Trust of which his wife is a trustee.

(b)  Mr. Leight has the sole power to vote or to direct the vote of and to dispose or direct the disposition of all of the shares of Common Stock he may be deemed to beneficially own as reported herein.  Mr. Leight disclaims beneficial ownership of any such shares of Common Stock except to the extent of his pecuniary interest therein, and the inclusion of such shares of Common Stock in this report shall not be deemed to be an admission that Mr. Leight has beneficial ownership of such shares for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) Except as described above in Item 4, as amended hereby, Mr. Leight has not effected any transaction in the Common Stock during the sixty days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) As a result of the exercise of public and insider warrants as described in Item 4 above by Mr. Leight and the other holders of such warrants, Mr. Leight ceased to be the beneficial owner of more than five percent of the Common Stock on May 4, 2011.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   May 13, 2011

NATHAN LEIGHT

/s/ Nathan Leight